UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                  Joystar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    48122A109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Joystar, Inc.
                               95 Argonaut Street
                              Aliso Viejo, CA 92656
                                 (949) 837-8101
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 13, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Myint J. Kyaw
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) (See item 3)

      PF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number of          7.    Sole Voting Power
Shares
Beneficially             4,123,457
Owned by           -------------------------------------------------------------
Each               8.    Shared Voting Power
Reporting
Person With
                   -------------------------------------------------------------
                   9.    Sole Dispositive Power

                         4,123,457
                   -------------------------------------------------------------
                   10.   Shared Dispositive Power


--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      4,123,457
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      13.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, no par value per share (the "Common Stock") of Joystar, Inc., whose principal executive offices are located at 95 Argonaut Street, Aliso Viejo, CA 92656 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Myint J. Kyaw a.k.a. Jeffrey Wu (the "Reporting Person").

      (b) The business address of the Reporting Person is 100 William Street, Suite 2000, New York, NY 10038.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

            i. President of Mon Chong Loong Trading Corp., 56-72 49th Place, Maspeth, NY 11378;
            ii. President of Hong Kong Supermarket, Inc., 109 E. Broadway, New York, NY 10002;
            iii. President of Hong Kong Supermarket of Brooklyn, Inc., 6023 8th Avenue, Brooklyn, NY 11220;
            iv. President of Hong Kong Supermarket of Elmhurst, Inc., 82-02 45th Avenue, Elmhurst, NY 11373;
            v. President of Hong Kong Supermarket of Flushing, Inc., 37-11 Main Street, Flushing, NY 11354;
            vi. President of Hong Kong Supermarket of East Brunswick, Inc., 275 Route 18 South, East Brunswick, NJ 08816; and
            vii. Chief Executive Officer of Yifan Communications, Inc., 100 William Street, Suite 2000, New York, NY 10038.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f)   The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      On March 15, 2005, the Reporting Person became a beneficial owner of more than 5% of the Issuer's Common Stock. Since then and as of the date hereof, the Reporting Person has acquired 2,560,999 shares of Common Stock from the public market for various purchase prices equal to an aggregate of approximately $840,992. The source of funding for all purchases was personal funds.

Item 4. Purpose of Transaction.

      The Reporting Person has been accumulating Common Stock of the Issuer and may continue doing so. As a result of the Reporting Person's accumulation of 4,123,457 shares of Common Stock, the Reporting Person may seek to change or influence the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 4,123,457 shares of Common Stock, representing 13.2% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-QSB filed November 16, 2005.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 4,123,457 shares of Common Stock owned by the Reporting Person.

      (c) The Reporting Person's purchases of the Issuer's Common Stock during the last sixty days are as follows:

--------------------------------------------------------------------------------
Date                        Shares of Common Stock               Price per Share
--------------------------------------------------------------------------------
November 18, 2005           10,000                               .22
--------------------------------------------------------------------------------
                            10,000                               .23
--------------------------------------------------------------------------------
                            10,000                               .24
--------------------------------------------------------------------------------
November 21, 2005           5,000                                .2350
--------------------------------------------------------------------------------
                            20,000                               .24
--------------------------------------------------------------------------------
                            5,000                                .25
--------------------------------------------------------------------------------
                            20,000                               .26
--------------------------------------------------------------------------------
November 22, 2005           20,000                               .25
--------------------------------------------------------------------------------
                            21,000                               .26
--------------------------------------------------------------------------------
                            10,000                               .27
--------------------------------------------------------------------------------
November 23, 2005           20,000                               .26
--------------------------------------------------------------------------------
November 29, 2005           30,000                               .26
--------------------------------------------------------------------------------
November 30, 2005           10,000                               .27
--------------------------------------------------------------------------------
                            5,000                                .28
--------------------------------------------------------------------------------
December 5, 2005            5,000                                .255
--------------------------------------------------------------------------------
                            25,000                               .26
--------------------------------------------------------------------------------
                            70,000                               .27
--------------------------------------------------------------------------------
December 6, 2005            60,000                               .27
--------------------------------------------------------------------------------
                            20,000                               .28
--------------------------------------------------------------------------------
December 7, 2005            15,000                               .27
--------------------------------------------------------------------------------
                            50,000                               .28
--------------------------------------------------------------------------------
December 8, 2005            8,000                                .275
--------------------------------------------------------------------------------
                            50,000                               .28
--------------------------------------------------------------------------------
December 12, 2005           5,000                                .24
--------------------------------------------------------------------------------
                            20,000                               .25
--------------------------------------------------------------------------------
December 13, 2005           50,000                               .24
--------------------------------------------------------------------------------
December 14, 2005           10,000                               .24
--------------------------------------------------------------------------------
                            10,000                               .25
--------------------------------------------------------------------------------
                            6,260                                .26
--------------------------------------------------------------------------------
December 15, 2005           2,000                                .23
--------------------------------------------------------------------------------
December 16, 2005           20,000                               .25
--------------------------------------------------------------------------------
                            10,000                               .26
--------------------------------------------------------------------------------
December 19, 2005           5,000                                .24
--------------------------------------------------------------------------------
                            20,000                               .25
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
December 20, 2005           20,000                               .25
--------------------------------------------------------------------------------
December 21, 2005           15,000                               .25
--------------------------------------------------------------------------------
December 23, 2005           35,000                               .25
--------------------------------------------------------------------------------
December 27,2005            30,000                               .24
--------------------------------------------------------------------------------
                            22,000                               .25
--------------------------------------------------------------------------------
                            30,000                               .26
--------------------------------------------------------------------------------
December 28, 2005           45,000                               .25
--------------------------------------------------------------------------------
                            50,000                               .26
--------------------------------------------------------------------------------
December 29, 2005           220,000                              .26
--------------------------------------------------------------------------------
December 30, 2005           5,000                                .28
--------------------------------------------------------------------------------
                            16,100                               .29
--------------------------------------------------------------------------------
                            5,000                                .30
--------------------------------------------------------------------------------
                            10,000                               .33
--------------------------------------------------------------------------------
January 5, 2006             35,000                               .41
--------------------------------------------------------------------------------
                            20,000                               .45
--------------------------------------------------------------------------------
                            30,000                               .46
--------------------------------------------------------------------------------
                            15,000                               .47
--------------------------------------------------------------------------------
                            60,000                               .50
--------------------------------------------------------------------------------
January 6, 2006             20,000                               .48
--------------------------------------------------------------------------------
                            55,000                               .49
--------------------------------------------------------------------------------
                            25,000                               .50
--------------------------------------------------------------------------------
                            15,000                               .51
--------------------------------------------------------------------------------
                            44,000                               .54
--------------------------------------------------------------------------------
January 10, 2006            2,500                                .54
--------------------------------------------------------------------------------
                            4,500                                .56
--------------------------------------------------------------------------------
                            19,130                               .57
--------------------------------------------------------------------------------
                            2,500                                .58
--------------------------------------------------------------------------------
                            3,000                                .60
--------------------------------------------------------------------------------
                            5,000                                .62
--------------------------------------------------------------------------------
                            2,500                                .65
--------------------------------------------------------------------------------
January 12, 2006            18,500                               .75
--------------------------------------------------------------------------------
                            11,100                               .78
--------------------------------------------------------------------------------
                            11,500                               .79
--------------------------------------------------------------------------------
                            27,400                               .80
--------------------------------------------------------------------------------
January 13, 2006            10,000                               .72
--------------------------------------------------------------------------------
                            10,000                               .734
--------------------------------------------------------------------------------
                            70,000                               .75
--------------------------------------------------------------------------------
                            20,000                               .77
--------------------------------------------------------------------------------
                            10,000                               .78
--------------------------------------------------------------------------------

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,123,457shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 1, 2006

                                       MYINT J. KYAW


                                       /s/ Myint J. Kyaw
                                       ---------------------------------